Dated November 18, 2021

Filed Pursuant to Rule 433

Registration Statement No. 333-236886

Supplementing Preliminary Prospectus Supplement Dated

November 18, 2021 and Prospectus Dated March 4, 2020

CubeSmart, L.P.

Pricing Term Sheet

$550,000,000 of 2.25% Senior Notes due 2028

$500,000,000 of 2.50% Senior Notes due 2032

Issuer:	CubeSmart, L.P.
Guarantor:	CubeSmart
Expected Ratings: (Moody’s / S&P)*:	Baa2 (Stable)/BBB (Stable)
Pricing Date:	November 18, 2021
Settlement Date: (T+7) **:	November 30, 2021
	2028 Notes	2032 Notes
Security Type:	Senior Unsecured Notes	Senior Unsecured Notes
Type of Offering:	SEC Registered	SEC Registered
Maturity Date:	December 15, 2028	February 15, 2032
Interest Payment Dates:	June 15 and December 15 of each year, beginning June 15, 2022.	February 15 and August 15 of each year, beginning August 15, 2022.
Principal Amount:	$550,000,000	$500,000,000
Benchmark Treasury:	UST 1.375% due October 31, 2028	UST 1.375% due November 15, 2031
Benchmark Treasury Price/ Yield:	99-11 / 1.475%	98-01+ / 1.587%
Spread to Benchmark Treasury:	+85 bps	+100 bps
Yield to Maturity:	2.325%	2.587%
Public Offering Price:	99.515% of the principal amount, plus accrued and unpaid interest, if any, from November 30, 2021.	99.219% of the principal amount, plus accrued and unpaid interest, if any, from November 30, 2021.
Optional Redemption:	Prior to October 15, 2028, make-whole redemption based on T+15 bps. Thereafter at 100% of the principal amount, plus accrued and unpaid interest.	Prior to November 15, 2031, make-whole redemption based on T+15 bps. Thereafter at 100% of the principal amount, plus accrued and unpaid interest.
CUSIP / ISIN:	22966R AH9 / US22966RAH93	22966R AJ5 / US22966RAJ59
Joint Book-Running Managers:	Wells Fargo Securities, LLC, PNC Capital Markets LLC and U.S. Bancorp Investments, Inc.
Senior Co-Managers	Barclays Capital Inc., BofA Securities, Inc. and Regions Securities LLC
Co-Managers:	BMO Capital Markets Corp., Stifel, Nicolaus & Company, Incorporated and Truist Securities, Inc.

Additional Information

We intend to use the net proceeds from this offering to pay a portion of the Storage West Purchase Price and transaction-related expenses. Prior to the closing of the Storage West Portfolio Acquisition, we may hold the net proceeds from this offering in cash or short-term investments. If the Storage West Portfolio Acquisition is not consummated for any reason, or if the net proceeds from this offering exceed the amount necessary to fund a portion of the Storage West Purchase Price, then we intend to use the net proceeds from this offering, or such excess amount of the net proceeds from this offering, for general business purposes, which may include funding acquisitions and other investment opportunities and the repayment or repurchase of existing indebtedness. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement Dated November 18, 2021, filed with the U.S. Securities and Exchange Commission (“SEC”) on November 18, 2021.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the notes will be made to investors on November 30, 2021, which will be the seventh business day following the date hereof (such settlement being referred to as “T+ 7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before settlement will be required, by virtue of the fact that the notes initially settle in T+ 7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before settlement should consult their advisors.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Wells Fargo Securities, LLC, by calling toll-free 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com, by contacting PNC Capital Markets LLC, Attention: Investment Operations, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222, by calling toll-free: 855-881-0697 or by emailing pnccmprospectus@pnc.com or by contacting U.S. Bancorp Investments, Inc., Attention: High Grade Syndicate, 214 North Tryon Street, 26th Floor, Charlotte, NC 28202, by calling toll-Free: (877) 558-2607.